Filed by AOL Time Warner Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: AOL Time Warner Inc.,
                           America  Online,  Inc. and Time Warner Inc.
                           Commission File No. 333-30184

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AMERICA ONLINE, INC. AND TIME WARNER INC. ON MAY 18, 2000.

SPECIAL STOCKHOLDERS MEETINGS DATE SET TO APPROVE AOL TIME WARNER MERGER.

DULLES, VA and NEW YORK, NY, May 18, 2000 -- America Online, Inc. (NYSE:AOL) and Time Warner Inc. (NYSE:TWX) today announced that they will conduct special stockholders meetings on June 23, 2000 to gain approval of their proposed merger, which was first announced on January 10, 2000.

Steve Case, Chairman and Chief Executive Officer of America Online, said: "Our stockholders' approval of this merger will be a major step toward ensuring that AOL Time Warner fulfills its unique potential as the first media and communications company truly powered by the Internet. Our combined company will have the ability to drive the development of the interactive medium to benefit consumers around the world while delivering a strong financial performance. Not only will we further accelerate the growth of our current businesses, but we also will create new businesses and pioneer new industries."

Gerald M. Levin, Chairman and Chief Executive Officer of Time Warner, said: "As the pre-eminent Internet-powered media and communications company, AOL Time Warner will possess the world's most respected and trusted brands in global media and entertainment. We are confident that the management team and organization of AOL Time Warner will fully integrate our skills, resources and strategies, and enable our combined company to deliver immediate and valuable benefits to our stockholders, as well as our customers and communities."

Completion of the planned merger, including regulatory approvals, is expected in the fall.

America Online's meeting will be held at 10 am, Friday, June 23 at The Sheraton Premiere in Tyson's Corner, Virginia. The Time Warner meeting will take place at 10 am, Friday, June 23 at the Time-Life Building in New York, New York.

About America Online, Inc.

Founded in 1985, America Online, Inc. is the world's leader in interactive services, Web brands, Internet technologies and e-commerce services.

About Time Warner Inc.

Time Warner Inc. (www.timewarner.com) is the world's leading media company. Its businesses: cable networks, publishing, music, filmed entertainment, cable and digital media.

Statements in this release regarding the benefits of the AOL/Time Warner merger, including future financial and operating results, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the AOL/Time Warner merger; failure of AOL's or Time Warner's stockholders to approve the merger; costs related to the merger; fluctuating market prices that could cause AOL Time Warner's stock value to be less than the current AOL or Time Warner stock value; the difficulty the market may have in valuing the AOL Time Warner business model; the risk that the AOL and Time Warner businesses will not be integrated successfully; the failure of AOL Time Warner to realize anticipated benefits of the AOL/Time Warner merger; and other economic, business, competitive and/or regulatory factors affecting AOL's business generally. You are urged to read the definitive joint proxy statement-prospectus, which will be filed with the Securities and Exchange Commission by AOL Time Warner Inc. because it will contain important information. The definitive joint proxy statement-prospectus (when it is available) will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. You may obtain a free copy of the definitive joint proxy statement-prospectus (when it is available) and other documents filed by AOL Time Warner (as well as by America Online and Time Warner) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement-prospectus and these other documents may also be obtained for free by America Online stockholders by directing a request to:
America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone: (703) 265-2741, e-mail: AOL IR@aol.com, and by Time Warner stockholders by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com. AOL Time Warner, America Online, Time Warner, and their respective directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of America Online's and Time Warner's stockholders to approve the proposed mergers involving America Online and Time Warner. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in AOL Time Warner's proxy statement-prospectus contained in its registration statement filed with the Commission (Commission File No. 333-30184) with respect to the proposed mergers involving America Online and Time Warner.

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